MAIL STOP 05-11

April 13, 2005


Mr. Israel Frieder, Chief Executive Officer
Israel Technology Acquisition Corp.
23 Karlibach St.
Tel Aviv 67132, Israel

      Re:	Israel Technology Acquisition Corp.
		Registration Statement on Form S-1
		File No. 333-123331
      Filed March 15, 2005

Dear Mr. Frieder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note use of the trademarked term "Specified Purpose
Acquisition
Company" or "SPAC." In so far as the company has not identified a specified industry, but rather two very broad industries, please refrain from referring to the company as a SPAC. Instead, employ the more appropriate term: "blank check company."
2. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter stating that the NASD has no objections.


3. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

Prospectus Summary, page 1
4. You state in the last paragraph under "Offering proceeds to be held in trust" that none of the warrants may be exercised until after the consummation of a business combination and, thus, after the proceeds of the trust fund have been disbursed. Please reconcile this disclosure with the last paragraph under "Redemption" on page 4, where you indicate that your directors may exercise any warrants purchased on a cashless basis if the warrants are redeemed.
Revise
to clarify whether redemption could be made prior to the
consummation
of business combination, and therefore that warrants could be exercised prior to such combination.
5. Please revise to also indicate the amount of common stock outstanding and number of warrants outstanding giving effect to the underwriter option and the over allotment option.
6. We note your statement that the "expenses may be paid prior to
a
business combination only from the net proceeds of this offering not
held in the trust account (initially, approximately $500,000)."
It
appears to us that the net proceeds of the offering not held in the
trust account would be approximately $900,000.   You indicate that
the proceeds prior to expenses would be $16,200,000 and that the amount to be placed in the trust account would be $15,300,000. Please revise or advise.

Summary Financial Data, page 8
7. Please revise to indicate the approximate dollar amount converted if 19.99% of the 3,000,000 shares are converted under the conversion rights.
8. Revise to correct the reference to a working capital deficiency, since current assets exceeded current liabilities at 2/28/2005.
In
this regard, since the Notes payable to stockholders may be paid out of the net proceeds of the proposed offering, please advise us of your basis for classifying the notes as non-current.

Risk Factors, page 8

9. Please avoid the generic conclusion you reach in several of your
risk factor narratives and subheadings that the risk could
"adversely
affect," "harm," have a "material adverse affect" or "adversely affect" your business, financial condition, or results of operations.
Instead, replace this language with specific disclosure of how your
business, financial condition and operations would be affected.
See,
for example, risk factors 29, 30, 33, 40 and 41.
10. Please clarify in the subheading and narrative to risk factor
5
that in addition to not selecting a target business, you have also not selected a specified industry.
11. We note your cross-reference to the selection of a target business and structuring of a business combination section.
Revise
the registration statement to delete the use of cross-references from the forepart of the prospectus except for the cross-reference to the risk factors on the cover page.
12. Affirmatively state in risk factor 9 whether any of your officers, directors, or affiliates of the same have ever been associated with blank check companies.
13. Clarify in risk factor 16 that your directors do intend to purchase warrants in the secondary market after completion of the offering.
14. Risk factor 25 is generic and applies to all public companies. Please delete it.
15. You state in risk factor 29 that "the new jurisdiction`s laws will likely govern all of [y]our material agreements." Please clarify that this would only apply to agreements entered into in that particular jurisdiction and not to agreements already in existence or advise why this is not the case.
16. Clarify in risk factor 36 whether a target acquired by you that receives grants from the Israel government will still be eligible to continue receiving such grants under significantly similar terms once it becomes the subsidiary of, or is acquired by, a US corporation.
17. In the subheading to risk factor 37, you refer to "tax benefits
[you] are currently entitled to in the future." Please explain "current tax benefits." In addition, clarify that the Investment Center for the Ministry of Industry, Trade and Labor is an Israeli agency and expand on the "fulfillment of conditions stipulated under applicable law and in the certificate of approval."
18. The disclosure in risk factor 39 regarding market price volatility pertains to a risk distinct from that set forth in the subheading. Each subheading should address only one risk and should succinctly reflect the same.

Dilution
19. Please revise to include a value for "net tangible book value before the offering" in the dilution table on page 28.



Proposed Business, page 32
20. Under "Israeli Government Programs," please expand on the process
and criteria for becoming an "Approved Enterprise" under the
Investment Law.
21. At the bottom of page 33, you state that the benefits
available
to an Approved Enterprise will be conditional "upon the
fulfillment
of certain conditions...."  Please elaborate.
22. Under "Grants from the Israeli Office of the Chief Scientist" on page 34, please elaborate on the "specified criteria" that R&D programs must meet.

Management, page 45
23. As part of your officers` and directors` business experience, please indicate which companies are not incorporated in the US.
24. Please disclose the business operation of RRSat Ltd., Cellvine Ltd. and Aviv Venture Capital.

Certain Transactions, page 50
25. Revise to identify the directors who have advanced the company $70,000 for expenses of the offering.

Financial Statements
26. Include a currently dated consent of the independent accountants in any amendment to the registration statement.
27. You should be aware that the financial statements must be updated after July 12, 2005. Refer to Item 312 of Regulation S-X.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Wiland at (202) 942-1856 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 942-0135 with any other questions.

      Sincerely,



      John Reynolds, Assistant Director
      Office of Emerging Growth Companies


cc:	David Allen Miller, Esq.
	Fax: (212) 818-8881

??

??

??

??